SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                       Commission File Number 000-1285543

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K      [ ] Form 11-K      [ ]Form 20-F      [ ] Form 10-Q
[ ] Form N-SAR

       For Period Ended: December 31, 2005

[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR

       For the Transition Period Ended: _______________________________________

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant StrikeForce Technologies, Inc. Former name if applicable Address of principal executive office 1090 King Georges Post Road City, state and zip code Suite 108, Edison, NJ 08837


                                     PART II
                             RULE 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

         |    (a)    The reasons  described in reasonable  detail in Part III of
         |           this form  could  not be  eliminated  without  unreasonable
         |           effort or expense;
         |    (b)    The subject annual report,  semi-annual report,  transition
         |           report on Form 10-K,  20-F,  11-K or Form 10-Q,  or portion
         |           thereof  will be filed on or before the 15th  calendar  day
[x]      |           following the prescribed due date; or the subject quarterly
         |           report  or  transition  report  on Form  10-Q,  or  portion
         |           thereof  will be filed on or before the fifth  calendar day
         |           following the prescribed due date; and
         |    (c)    The  accountant's  statement or other  exhibit  required by
         |           Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

       The registrant is in the process of preparing and reviewing its financial information on a consolidated basis. The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal quarter and annual report could not be completed without incurring undue hardship and expense. In addition, on March 21, 2006, the registrant dismissed its independent registered public accounting firm and is in the process of appointing a successor firm.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Mark L. Kay                   (732)                       661-9641
       (Name)                   (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [x] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [x] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       For the year ended December 31, 2004, the registrant had revenues of approximately $57,238 and a net loss of approximately $(2,993,529). For the year ended December 31, 2005, the registrant currently estimates that it had revenues of approximately $30,532 and a net loss of approximately $(4,112,332). Results for this relevant annual report remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

                         StrikeForce Technologies, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2006                            By: /s/ Mark L. Kay
                                               -------------------
                                               Mark L. Kay
                                               Chief Executive Officer